File No. 812-14155

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Aspiriant Global Equity Trust

and

Aspiriant, LLC

Amended Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an Exemption from Section 15(a) of the Act, Rule 18f-2 under the Act, and Certain

Disclosure Requirements under Various Rules and Forms

Please send all communications and orders to:

Hilarie C. Green

Aspiriant, LLC

11100 Santa Monica Blvd, Suite 600

Los Angeles, CA 90025

With a copy to:

W. John McGuire, Esq.

Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006

Page 1 of 29 sequentially numbered pages (including exhibits)

I.	INTRODUCTION

Aspiriant Global Equity Trust (the “Trust”) and Aspiriant, LLC (the “Adviser;” together with the Trust, the “Applicants”) hereby apply for an order from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) on behalf of (i) the Trust and all existing and future series of the Trust (each a “Fund” and collectively, the “Funds”); (ii) any other existing or future open-end management investment companies or series thereof that (a) are advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser or its successors1 (each such entity included in the term “Adviser”), (b) are registered under the 1940 Act, (c) use the manager of managers structure (as described in this Application), and (d) comply with the terms and conditions in this Application (such investment companies or series included in the term “Trust,” “Fund” or “Funds,” as applicable); and (iii) the Adviser.2

Applicants request an order exempting Applicants from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the Board of Trustees of the Trust (the “Board”),3 including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”) of the Trust, the Adviser, or any Sub-Adviser (as defined below), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment sub-advisers (each a

[1]	For purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

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Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in this Application. If the name of any Fund relying on the requested order contains the name of a Sub-Adviser (as defined below), the name of the Adviser, or a trademark or trade name that is owned by the Adviser, will precede the name of the Sub-Adviser.

[3]	The term “Board” also includes the board of trustees or directors of a future Trust and future Fund, if different.

“Sub-Adviser”; collectively, the “Sub-Advisers”)4 to manage all or a portion of the assets of any of the Funds pursuant to an investment sub-advisory agreement with a Sub-Adviser (“Sub-Advisory Agreement”), and (b) materially amend Sub-Advisory Agreements with the Sub-Advisers. Applicants also request an order exempting each Fund from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (3) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “1933 Act”).

Applicants are seeking these exemptions to enable the Adviser and the Board to obtain for the Funds the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well-suited to manage all or a portion of the assets of a Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders. Under this manager of managers structure, the Adviser will evaluate, oversee and monitor the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. Applicants believe that without this relief, the Trust may be precluded from promptly and timely hiring Sub-Advisers or materially amending Sub-Advisory Agreements or may be subject to the delays and additional expenses of proxy solicitation when hiring Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Adviser and the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

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The requested relief will not extend to any sub-adviser that is an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of a Fund or the Adviser (other than by reason of serving as a sub-adviser to a Fund) (an “Affiliated Sub-Adviser”).

II.	BACKGROUND

A.	The Trust

The Trust is a Delaware statutory trust registered under the 1940 Act as an open-end management investment company. The Trust is currently composed of one series, which is offered and sold pursuant to a registration statement on Form N-1A (File Nos. 333-178600 and 811-26488).

B.	The Adviser

Aspiriant, LLC, a Delaware limited liability company with its principal offices in California, serves as investment adviser to the Fund and is registered under the Investment Advisers Act of 1940 (the “Advisers Act”).

Pursuant to an investment advisory agreement with the Trust (“Advisory Agreement”), the Adviser, subject to oversight of the Board, manages the investment operations and determines the composition of the portfolio of the Fund, including the purchase, retention, and disposition of the securities and other instruments held by the Fund, and the portion, if any, of the assets of the Fund to be held uninvested, in accordance with the Fund’s current investment objectives, policies, and restrictions. In addition, pursuant to the Advisory Agreement, the Adviser is authorized to retain one or more Sub-Advisers, subject to the approval of the Fund’s Board, including a majority of the Independent Trustees, and the shareholders of the Fund (if required by applicable law), for the performance of any of the services for which the Adviser is responsible under the Advisory Agreement.

For the services that it provides to the Fund, the Adviser receives a fee from the Fund as specified in the Advisory Agreement computed as a percentage of the Fund’s average daily net assets.5 The terms of the Advisory Agreement comply with Section 15(a) of the 1940 Act. The Advisory Agreement was approved by the Board, including a majority of the Independent Trustees, and by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. With respect to new Funds offered in the future, the Advisory Agreement will be approved by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.

C.	The Sub-Advisers and the Manager of Managers Structure

Pursuant to its authority under the Advisory Agreement, the Adviser has entered into sub-advisory agreements with Sub-Advisers to provide investment advisory services to the Fund, and may, in the future, enter into additional Sub-Advisory Agreements with the same Sub-Advisers or other Sub-Advisers. Each Sub-Adviser employed by the Adviser is an “investment adviser,” as defined in Section 2(a)(20)(B) of the 1940 Act and is registered as an investment adviser under the Advisers Act, or not subject to such registration. Currently, the Adviser has entered into Sub-Advisory Agreements with AQR Capital Management, LLC, Dimensional Fund Advisors LP, and Parametric Risk Advisors LLC. Each existing Sub-Advisory Agreement complies with Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.

The Adviser selects Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets, the quality of their infrastructure, their performance track record, and their compatibility with other existing or potential Sub-Advisers. After significant due diligence, the Adviser recommends their hiring to the Board. The Adviser will engage in an on-going

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The Adviser has contractually agreed to reduce its fees and/or reimburse expenses of the Fund except for interest expenses, taxes, brokerage commissions, acquired fund fees and expenses, dividend costs related to short sales, and extraordinary expenses such as litigation expenses.

analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of Sub-Advisory Agreements, including the sub-advisory fees, with the Sub-Advisers, and will make recommendations to the Board as needed. Although the Adviser may recommend, from time to time, that the services of a Sub-Adviser be terminated, the Adviser, in general, does not expect to make frequent changes in Sub-Advisers.

With respect to Funds utilizing the manager of managers structure, subject to the approval of this Application, and subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Funds — including, in particular, the selection and supervision of the Sub-Advisers — will be vested in the Adviser, subject to general oversight and approval by the Board. Thus, the Adviser will (1) set each Fund’s overall investment strategies; (2) evaluate, select, and recommend to the Board Sub-Advisers needed to manage all or part of the assets within the Funds; (3) monitor and evaluate each Sub-Adviser’s investment program and results, as well as the performance of Sub-Advisers relative to the applicable benchmark indices; and (4) review each Fund’s compliance with its investment objective, policies and restrictions. The Adviser will also recommend to the Board whether Sub-Advisory Agreements should be renewed, modified or terminated.

Each Sub-Adviser is and will be responsible, subject to the general supervision of the Adviser and the Board, for the purchase, retention and sale of securities for the applicable Fund. Neither the Adviser nor the Board will evaluate the investment merits of each individual investment decision made by a Sub-Adviser on behalf of a Fund. With the Board’s approval, the Adviser may terminate any Sub-Advisory Agreement and, pursuant to the Advisory Agreement, assume responsibility for determining what investments shall be purchased, held, sold or exchanged and all other investment management functions for any Fund.

The Adviser, under the Advisory Agreement and Sub-Advisory Agreements, may employ multiple Sub-Advisers for certain of the Funds. In such cases, the Adviser will allocate and, when appropriate, reallocate the Fund’s assets among Sub-Advisers. Each Sub-Adviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it. The Adviser will seek to achieve each Fund’s objective utilizing the manager of managers structure by selecting one or more Sub-Advisers who have particular skill and experience in managing that type of Fund.

Under the manager of managers structure, Sub-Adviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Adviser periodically will gather and analyze certain performance information regarding the Funds. If a particular Fund fails to track its relevant benchmark or underperforms over time, or if the Adviser has other concerns about a Fund or its Sub-Adviser (such as a departure from the Fund’s disclosed investment strategy, a change in management of the Sub-Adviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Sub-Adviser to meet the Fund’s investment objective. The Adviser will monitor possible replacement Sub-Advisers for a Fund so that any transition can be recommended to the Fund’s Board and, if approved, is effected on a timely basis should a Sub-Adviser change be warranted. Absent exemptive relief, however, replacing a Sub-Adviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

The Sub-Advisory Agreement with each Sub-Adviser has been or will be initially approved by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and, where applicable, Rule 18f-2 under the 1940 Act. In addition, the terms of each Sub-Advisory Agreement complies or will comply fully with the requirements of Section 15(a).

For the investment advisory services they provide to the Funds, each Sub-Adviser will receive fees from the Adviser, calculated at an annual rate based on the average daily net assets of the applicable Fund. Each Sub-Adviser will bear its own expenses for providing sub-advisory services to the applicable Fund. Neither the Trust nor any Fund will be responsible for paying sub-advisory fees to any Sub-Adviser. The Adviser will compensate each Sub-Adviser out of the fee paid to the Adviser under the relevant Fund’s Advisory Agreement.

A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.6 The prospectus for each Fund that relies on the requested order will contain the disclosure required by condition 2 set out in Section IV below at all times following shareholder approval of the manager of managers structure.

D.	The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, as well as from certain disclosure requirements applicable to fees paid to Sub-Advisers, to facilitate the selection and retention of, and to make material changes to Sub-Advisory Agreements with, Sub-Advisers in connection with operating the Funds. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes to a Sub-Advisory Agreement are made, but approval by shareholders of the affected Fund will not be sought or obtained.7

[6]	Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application.

[7]	The Adviser acknowledges that the use of Affiliated Sub-Advisers and amendments to sub-advisory agreements with them would be subject to shareholder approval.

Each Sub-Advisory Agreement does or will comply with the following requirements of Section 15(a) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Adviser to the Sub-Adviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the affected Fund on not more than sixty days’ written notice to the Sub-Adviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

The Fund offers shares, and with respect to new Funds offered in the future, will offer shares, pursuant to a prospectus that is intended to satisfy the requirements of the 1933 Act and that describes the advisory services provided to the Funds. The prospectus contains information concerning the management and operation of the Funds, including, if applicable to a particular Fund, a description of any Sub-Adviser and the services it provides. In addition, each Fund utilizing the manager of managers structure will hold itself out to investors as employing such structure and will prominently disclose in its prospectus that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and to recommend their hiring, termination and replacement and changes to any Sub-Advisory Agreement.

Each Fund utilizing the manager of managers structure will disclose that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Sub-Advisers, and their agreements with respect to the Trust; and (b) that new Sub-Advisers can be employed without shareholder approval.

III.	APPLICABLE LAW AND DISCUSSION

A.	Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract . . . which has been approved by the vote of a majority of the outstanding voting securities of such registered company.”

Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act, in relevant part, defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, Sub-Advisers are deemed to be within the definition of an

“investment adviser” and, therefore, the Sub-Advisory Agreements are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement.

These provisions, taken together, would require the shareholders of a Fund to approve any new Sub-Advisory Agreement or material amendment to an existing Sub-Advisory Agreement. Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and any Fund, to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement.

2.	Discussion

a.	Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds utilizing the manager of managers structure will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds utilizing the manager of managers structure, the Adviser will use one or more Sub-Advisers, and the Adviser typically will not make the day-to-day investment decisions. Instead, the Adviser establishes an investment program for a Fund and selects, supervises and evaluates the Sub-Advisers who make the day-to-day investment decisions for the respective Fund.8 This is a service that the Adviser believes can add value to the investments of the applicable Fund’s shareholders because the Adviser will be able to select those Sub-Advisers that have distinguished themselves through successful performance in the market sectors in which the respective Fund will invest.

From the perspective of the shareholder, the role of the Sub-Advisers with respect to the Funds utilizing the manager of managers structure is substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms. Both the portfolio managers and the Sub-Advisers select portfolio investments in accordance with a Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to that Fund or the Trust. Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance. Shareholders expect the Adviser and the Board to select the portfolio managers or Sub-Adviser for a Fund that is best suited to achieve the Fund’s investment objective. Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Sub-Advisers out of the advisory fees that the Adviser receives from the Funds. Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a

[8]	While the Adviser typically will not make day-to-day investment decisions for a Fund utilizing the manager of managers structure, the Adviser may do so under the terms of the Advisory Agreement.

change in his or her compensation. There is no compelling policy reason why the Funds’ shareholders should be required to approve the Sub-Advisers’ relationships with the Funds when the shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Sub-Adviser is proposed for retention by a Fund or the Trust on behalf of one or more of the Funds, shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect (e.g., an increase in the sub-advisory fee), approval by the shareholders of the affected Fund would be required. In addition, a Fund would be prohibited from continuing to retain an existing Sub-Adviser whose Sub-Advisory Agreement had been “assigned” as a result of a change of control of the Sub-Adviser unless shareholder approval had been obtained. In all of these cases, the need for shareholder approval would require the Trust or a Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, costly and slow and, in the case of a poorly performing Sub-Adviser or one whose management team has left, potentially harmful to a Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Sub-Advisers) without incurring unnecessary delay or expense will be appropriate in the interests of Fund shareholders and will allow each Fund to operate more efficiently. Neither the Trust nor the Funds are required to hold an annual shareholder meeting. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), the Funds will be able to act more quickly and with less expense to replace Sub-Advisers when the Board, including a majority of the Independent Trustees, and the Adviser feel that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Sub-Adviser that would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control event beyond the control of the Adviser, the Trust and the Funds, the affected Fund may be forced to operate without a Sub-Adviser or with less than the optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operations of a Fund.

b.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder, including the requirement for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Sub-Advisers.

In evaluating the services that a Sub-Adviser will provide to a Fund, the Adviser considers certain information, which may include, but is not limited to, the following:

(1) the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3) reports setting forth the financial condition and stability of the Sub-Adviser; and

(4) reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including to the extent relevant, comparisons with broadly-based unmanaged indices and other accounts managed by the Sub-Adviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Sub-Adviser’s current Form ADV; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) conduct an interview of the Sub-Adviser.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Fund for which the Sub-Adviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Fund, and the Sub-Adviser’s fee will be payable by the Adviser, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the Fund. Accordingly, the Adviser and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1) a description of the proposed method of computing the fees;

(2) comparisons of the proposed sub-advisory fees with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing similar funds, especially funds and accounts having similar investment objectives; and

(3) data with respect to the projected expense ratios of each applicable Fund and comparisons with similar funds.

If the relief is granted, shareholders of each Fund utilizing the manager of managers structure will receive adequate information about the Sub-Advisers. The prospectus and statement of additional information (“SAI”) for each Fund will include all information required by Form N-1A concerning each applicable Sub-Adviser. In addition to a prospectus and SAI, shareholders of the Funds will be provided with other information about any then-current Sub-Adviser(s). If a new Sub-Adviser is retained, or an existing Sub-Advisory Agreement is materially amended, the Trust will supplement each affected Fund’s prospectus pursuant to Rule 497(e) under the 1933 Act or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Sub-Advisers. Furthermore, the Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;9 and (b) the Fund will make the Multi-manager

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A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the 1934 Act and, specifically, will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds. A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

c.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

Each Fund’s Advisory Agreement, as well any sub-advisory agreements with Affiliated Sub-Advisers, will continue to be subject to the shareholder approval requirements of the 1940 Act. The prospectus of each Fund utilizing the manager of managers structure will disclose that the Adviser is the primary provider of investment advisory services to the Fund, and that the

Adviser may hire or change Sub-Advisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Multi-manager Information Statement. A Fund also will promptly supplement its registration statement if a new Sub-Adviser is appointed or a material amendment is made to a Sub-Advisory Agreement. If a shareholder of a particular Fund is dissatisfied with the Adviser’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may redeem his or her shares.

B.	Disclosure of Sub-Advisory Fees

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser . . . under the investment advisory contract for the last three fiscal years.” Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Fund to disclose the fees paid to a Sub-Adviser in connection with a Sub-Advisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Fund’s financial statements to disclose information concerning fees paid to a Sub-Adviser, the nature of a Sub-Adviser’s affiliations, if any, with the Adviser, and the names of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Adviser.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Fund to disclose (as a dollar amount and a percentage of a Fund’s net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Adviser, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that the Adviser pays to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the 1934 Act, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. For a Fund that employs an Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (i) the Adviser will operate the Funds using the services of one or more Sub-Advisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; (ii) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (iii) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser intends to operate the Funds using the manager of managers structure. By investing in a Fund, shareholders are hiring the Adviser to manage the Fund’s assets by evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Fund among Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Fund.10 Pursuant to the relevant Sub-Advisory Agreement, the Adviser then compensates the Sub-Advisers. Disclosure of the individual fees that the Adviser would pay to a Sub-Adviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Sub-Adviser. Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the relevant Funds, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Funds to be told the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.11

[10]	Calculated as described in Section II.B. above.

[11]

The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Sub-Adviser.

The requested relief would benefit shareholders of the Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

C.	Precedent

Applicants note that the Commission previously has granted substantially the same relief requested herein with respect to Section 15(a) and Rule 18f-2. See, e.g., AdvisorShares Investments, LLC and AdvisorShares Trust, Investment Company Act Release Nos. 30381 (February 12, 2013) (notice) and 30421 (March 11, 2013) (order) (“AdvisorShares”); Arden Investment Series Trust and Arden Asset Management LLC, Investment Company Act Release Nos. 30255 (November 2, 2012) (notice) and 30283 (November 28, 2012) (order) (“Arden”); Curian Series Trust and Curian Capital, LLC, Investment Company Act Release Nos. 29794

(September 19, 2011) (notice) and 29836 (October 17, 2011) (order); Investment Managers Series Trust and Palmer Square Capital Management LLC, Investment Company Act Release Nos. 29787 (September 13, 2011) (notice) and 29833 (October 12, 2011) (order); Pax World Funds Series Trust I and Pax World Management LLC, Investment Company Act Release Nos. 29751 (August 10, 2011) (notice) and 29783 (September 7, 2011) (order); RidgeWorth Funds and RidgeWorth Capital Management, Inc., Investment Company Act Release Nos. 29743 (August 3, 2011) (notice) and 29773 (August 31, 2011) (order); Highmark Funds and Highmark Capital Management, Inc., Investment Company Act Release Nos. 29723 (July 12, 2011) (notice) and 29750 (August 8, 2011) (order); Sterling Capital Funds and Sterling Capital Management LLC, Investment Company Act Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Altegris Advisors LLC and Northern Lights Fund Trust, Investment Company Act Release Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order); Simple Alternatives, LLC and The RBB Fund, Inc., Investment Company Act Release Nos. 29616 (March 24, 2011) (notice) and 29629 (April 19, 2011) (order) (“Simple Alternatives”); and Highland Capital Management, L.P. and Highland Funds I, Investment Company Act Rel. Nos. 29445 (September 27, 2010) (notice) and 29488 (October 26, 2010) (order) (“Highland”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to, among others, AdvisorShares, Arden, Simple Alternatives, and Highland.

IV.	CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:12

1.

Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before offering the Fund’s shares to the public.

2.

Each Fund relying on the order requested in this Application will disclose in its prospectus the existence, substance, and effect of the order granted pursuant to this Application. Each Fund relying on the order requested in this Application will hold itself out to the public as utilizing the manager of managers structure described in this Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.	Each Fund relying on the order will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.

The Adviser will not enter into a sub-advisory agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

[12]	Applicants will only comply with conditions 9, 10, 11, and 12 if they rely on the fee disclosure relief that would allow them to provide Aggregate Fee Disclosure.

5.

At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be at the discretion of the then-existing Independent Trustees.

6.

Whenever a sub-adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.

The Adviser will provide general management services to each Fund relying on the order, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval by the Board, will: (i) set each Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or a portion of a Fund’s assets; (iii) allocate and, when appropriate, reallocate a Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers’ performance; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the relevant Fund’s investment objectives, policies, and restrictions.

8.

No trustee or officer of a Fund relying on the order, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

9.	Each Fund relying on the order will disclose in its registration statement the Aggregate Fee Disclosure.

10.

Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

11.

The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis for each Fund relying on the order. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

12.	Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

13.

In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.	CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act, and state that their address is printed on the Application’s facing page and that they request that all written communications concerning the Application be directed to the individuals and addresses printed on the Application’s facing page. Also, Applicants have attached as an exhibit to the Application the required verification.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Robert Francais is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Executive Officer. Hilarie Green is authorized to sign and file this document on behalf of the Trust pursuant to the following resolution adopted by the Trust’s Board of Trustees on July 2, 2012:

RESOLVED,

that the Board of the Trust hereby approves the preparation, execution and filing, on behalf of the Trust, of an exemptive application with the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendments or supplements thereto, which order shall exempt the Trust, its series, the Adviser, and other investment companies that may be managed by the Adviser, from Section 15(a) of the 1940 Act, Rule 18f-2 thereunder and from certain disclosure requirements under various rules and forms so as to permit the Adviser to enter into and materially amend subadvisory agreements without shareholder approval and to omit certain subadvisory fee information from public documents.

Based on the facts, analysis, and conditions in this Application, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested by this Application. In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested order without holding a hearing.

Dated: August 2, 2013

ASPIRIANT GLOBAL EQUITY TRUST

By: /s/ Hilarie C. Green
Name: Hilarie C. Green
Title: Treasurer, Principal Financial Officer and Secretary

ASPIRIANT, LLC

By: /s/ Robert Francais
Name: Robert Francais
Title: Chief Executive Officer

EXHIBIT

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that she has duly executed the attached application dated August 2, 2013, for and on behalf of Aspiriant Global Equity Trust; that she is Treasurer, Principal Financial Officer, and Secretary of Aspiriant Global Equity Trust; and that all action taken by shareholders, trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

/s/ Hilarie C. Green
Name: Hilarie C. Green
Date: August 2, 2013

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached application dated August 2, 2013, for and on behalf of Aspiriant, LLC; that he is Chief Executive Officer of Aspiriant, LLC; and that all action taken by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Robert Francais
Name: Robert Francais
Date: August 2, 2013